Montgomery, McCracken, Walker & Rhoads, llp
attorneys at law

Don E. Felice Admitted in Pennsylvania, New Jersey	123 South Broad Street Avenue of the Arts Philadelphia, PA 19109-1029 215-772-1500 Fax 215-772-7620	Direct Dial (215) 772-7385 dfelice@mmwr.com
                                                                                                                                     March 29, 2010

Ms. Mary Cole
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hirtle Callaghan Trust (“Registrant”) File Nos.: 33-87762 and 811-08918 Post Effective Amendment No. 47
Dear Ms. Cole:
This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our recent telephone conversation with respect to Registrant’s Registration Statement filed on January 13, 2010.
For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.
Prospectus
1.	With respect to the Investment Objective, you requested that the phrase “through strategic exposure to a portfolio of commodity related investments” be deleted.
Response: The disclosure has been revised as requested.
2.	With respect to the “Fees and Expenses” tables for each Portfolio, you asked that the headings in the table be revised in accordance with the revised Form N-1A.
Response: The disclosure has been revised as requested.
3.	You requested that footnote (a) to the fee tables for multi-manager Portfolios be removed and suggested that a parenthetical be used in its place.
Response: The disclosure has been revised as requested.

♦ Philadelphia, PA	♦ Cherry Hill, NJ	♦ Wilmington, DE	♦ Berwyn, PA	♦ West Chester, PA ♦
A LIMITED LIABILITY PARTNERSHIP FORMED IN PENNSYLVANIA
LOUIS A. PETRONI — NEW JERSEY RESPONSIBLE PARTNER

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
March 29, 2010

4.	You requested that footnotes (c) and (d) to the fee table be deleted.
Response: The disclosure has been revised as requested.
5.	You requested additional disclosure with respect to the Principal Investment Strategies regarding the multi-manager structure, use of small and mid-cap securities and definition of commodity related industries.
Response: The disclosure has been revised as requested.
6.	You requested that additional information about the subsidiary be presented.
Response: The disclosure has been revised as requested.
7.	You requested that disclosure be provide as to the extent to which the subsidiary will be subject to the Portfolio’s investment restrictions.
Response: The disclosure is included in the Statement of Additional Information.
8.	You requested that cross references be removed from the Principal Investment Risks section.
Response: The disclosure has been revised as requested.
9.	You asked that the Interest Rate Risk disclosure not be limited to swaps and caps.
Response: The disclosure has been revised as requested.
10.	You asked whether “Industry Concentration Risk” and “Sector/Concentration Risk” were redundant.
Response: The two risk disclosures were redundant. “Sector/Concentration Risk” has been deleted.
11.	In the Portfolio Managers disclosure, you asked that all information other than names and service times be deleted.
Response: The disclosure has been revised as requested.
12.	With respect to the Item 6 disclosure related to Purchasing and Selling Your Shares, you requested that information regarding investment minimums be included.
Response: The disclosure has been revised as requested.

Montgomery, McCracken, Walker & Rhoads, llp
Ms. Mary Cole
March 29, 2010

13.	With respect to the Item 7 disclosure related to Tax Information, you asked whether Registrant believed that the disclosure regarding the tax treatment of capital gain distribution was necessary.

Response: Registrant does believe that the disclosure is necessary to a shareholder’s understanding of the tax implications of an investment in the Portfolio.
14.	You requested clarification as to whether certain investment strategies were “principal investment strategies” for the Portfolio.
Response: All “Principal Strategies” are disclosed in the Principal Investment Strategies section.
15.	You requested that the disclosure regarding valuation include information on fair value procedures regarding foreign securities.
Response: The disclosure has been revised as requested.
We hereby represent, on behalf of the Registrant, that the Registrant will not assert any comment or review by the Commission’s staff relating to the filing referred to above as an affirmative defense in any proceeding initiated by the Commission or any other person against the Registrant. We further acknowledge that, as contemplated under the federal securities laws, the adequacy of the disclosure in the filing referenced above is the responsibility of the Registrant.1
If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (215) 772-7385.

Very truly yours,
/s/ Don E. Felice
Don E. Felice

cc:	Robert Zion Colette Bull Audrey C. Talley Kristin Schantz

[1]	As indicated in the Commission’s press release of June 24, 2004, neither the request for, nor the provision of, the above representation should be construed as confirming that there is or is not an inquiry or other pending matter involving Registrant.